albany international 2001 annual report


02026163



moving forward...

Moving Forward...

Our Business

Albany International supplies the worldwide pulp and paper industry, as well as other process industries, with technologically advanced structured materials and related services.

The Company is the world's largest producer of custom-designed engineered fabrics called paper machine clothing (PMC). These consumable fabrics are used on all grades of paper, from lightweight paper to heavyweight containerboard.

PMC fabrics, essential to the papermaking process, are manufactured from monofilaments, multifilaments, and synthetic fiber materials.

Building on this core competency, Albany International has developed complementary technologies that allow for strategic diversification and growth opportunities. These businesses include Albany Door Systems and Applied Technologies.

Founded in 1895, the Company is headquartered in Albany, New York, and employs 6,769 people worldwide. Our plants are strategically located to serve our global customers.

2001 Financial Highlights

Years ended December 31,	2001	2000
($ millions, except per share amounts)		
Net sales	**$836.7**	$852.9
Gross profit	**339.4**	337.3
Operating income	**84.1**	103.6
Net income	**32.2**	38.1
Net income per share	**1.04**	1.24
Diluted net income per share	**1.03**	1.24
Return on shareholders' equity	**10.2%**	11.7%
Excluding restructuring, the comparable amounts are as follows:		
Operating income	**$106.0**	$103.6
Net income	**46.0**	38.1
Net income per share	**1.48**	1.24
Diluted net income per share	**1.47**	1.24
Return on shareholders' equity	**13.9%**	11.7%



YEAR-END TOTAL DEBT
millions $
600
500
400
300
200
100
0
564.3
480.0
281.8
1999
2000
2001



CASH FLOW FROM OPERATIONS
millions $
300
250
200
150
100
50
0
98.1
130.6
214.3
1999
2000
2001

Highlights of 2001

- Adjusted free cash flow increased to $147.5 million, or $4.75 per share.
- Decreased inventories by $42.8 million and accounts receivable by $31.6 million.
- Reduced debt by $198.2 million.
- Announced a new $25 million cost reduction program to be completed by the end of 2002.

Table of Contents

Letter to Our Shareholders 2
Senior Management 6
Technology. 8
People 10
Capital. 12
Glossary 14
Financial Section. 15
Corporate Information 43
Directors and Officers 44

Letter to Our Shareholders



Chairman & CEO Frank R. Schmeler believes in teamwork, the importance of communicating Company goals, and empowering people to change the way we do business. In 2001, the power of fresh thinking and new approaches by Albany employees resulted in significant improvements in costs and efficiencies.

At the close of 2000, I promised shareholders that we would do our best to manage business fundamentals by focusing on those areas within our direct control. That is exactly what we did in 2001. Our employees met last year's challenges with a lot of hard work and enthusiasm, and they succeeded. I am pleased to report that they delivered solid results and made significant improvements in key areas of our business, from strengthening relationships with our customers to improving shareholder returns. Today we are a stronger Albany International, looking to the future and moving forward.

Our 2001 Expectations

In the fall of 2000, we introduced five strategic initiatives to focus on business fundamentals: Revenue Enhancement, Capital Management, Cost Reductions and Process Improvements, Information Systems Implementation, and R&D Project Management, which includes new product introductions. At the same time, we developed plans to achieve an aggressive pay down of the debt we incurred to acquire Geschmay during the third quarter of 1999. We believed, and still do, that these initiatives make good business sense, regardless of economic conditions, because they provide a foundation for improving returns to our shareholders.

2001 Accomplishments

Financial Results

In a weak economic environment, and with a 1.9 percent decline in sales, we met or exceeded several important goals.

Operating income before restructuring rose 2.3 percent for the year, reaching the highest level as a percentage of net sales for a fourth quarter since 1996.

Adjusted free cash flow grew to $147.5 million, or $4.75 per share, compared to $3.06 and $2.08 in 2000 and 1999, respectively. Our success in generating cash flow permitted substantial debt reduction for the year.

In 2001, debt declined $198.2 million, which included the effect of the sale on favorable terms of a portion of trade accounts receivable and the prepayment in full of term debt that was due in August 2004. Importantly, our leverage ratio declined from 2.68 at December 31, 2000, to below 2.0 by year-end.

I am very pleased with the efforts by our team to achieve these results.

Top-Line Growth through Revenue Enhancement

Over the last several years, price erosion created an environment in which customers and suppliers viewed pricing very differently. Where appropriate, our customers are willing to compensate us fairly for products that provide value. Working closely with our global customers, we began the process of defining the economic value delivered by Albany products. During the year, new product introductions with proven economic benefits for our customers further strengthened our ability to implement value pricing. As a result, we realized value price improvements in major markets in 2001.

Capital Management

Aggressive measures to reduce inventories and accounts receivable continued during 2001 and produced outstanding results.


Aggressive measures to reduce inventories and accounts receivable continued during 2001 and produced outstanding results.

Our paper industry customers faced erratic demand during the year, resulting in lower operating rates and both permanent and temporary shutdowns, which historically would have increased our inventory. However, by working with our customers, we were able to match their operating needs more effectively to our manufacturing output. Inventory and accounts receivable levels that resulted in returns below our cost of capital were the focus of discussions with our customers. As a result, we reduced inventory during the year by 19.7 percent, or $42.8 million.

We were also successful in reducing accounts receivable. By year-end, we decreased receivables by 13.4 percent, or $31.6 million, excluding the effect of the sale of trade accounts receivable.

Cost Reductions and Process Improvements

The $50 million cost reduction program completed in December 2000 improved operations and had a positive impact on 2001 results. However, we aren't finished. We know we need to do more in the areas of cost reduction and process improvements.

In July 2001, we announced a new $25 million cost reduction initiative that we expect to complete by December 2002. After a thorough evaluation of all our businesses, we began to reduce manufacturing capacity in Mexico and the United States during the fourth quarter and announced our intention to make further changes in Europe. These steps, driven in part by the continued consolidation in the global paper industry, are intended to better match our capacity to our customers' needs, while providing the most efficient operating base possible—a strategic necessity for the long-term health of the Company.

Continual process improvement has been a part of our culture since the early1980s when we adopted the Total Quality Assurance (TQA) principles of Dr. W. Edwards Deming.

During 2001, more than 200 local teams used TQA principles to improve administrative and manufacturing processes. Additionally, multifunctional global teams identified and implemented best practices. Their success created measurable value for the Company.

Information Systems Implementation

Our Information Systems (IS) team made good progress in 2001. A new IS management structure streamlined the implementation of a "knowledge network," in which employees share information that can facilitate manufacturing efficiencies, product standardization, and marketing activities.

Our employees now have expanded access to tools that improve productivity by enabling them to do their jobs more effectively and efficiently.

R&D Project Management Improvements Leading to New Product Development

In 2001, we focused our research activities in the areas of highest value for our customers and returns to our shareholders and accelerated the pace of new product development.

Two of our latest technologies—Dynatex® and Seam Dynatex® press fabrics—have the potential to impact our worldwide business significantly. Combining the global success of patented Albany technologies around seaming and multiaxial constructions, these new products offer multiple performance and operating benefits for the customer. Our sales and marketing teams are focused on increasing the economic value we deliver to our customers.

Moving Forward: 2002 and Beyond

When I became Chairman and CEO, our management team committed to an expanded vision for Albany International: to become a leading Advanced Materials and Structural Technology company, supplying innovative products and solutions to global customers in paper manufacturing and other process industries. This vision builds on the Company's strengths and competencies, satisfies the needs of a changing customer base, and reflects new thinking and strategic shifts in our focus.


Moving forward, foremost among my concerns is the need to improve shareholder returns.

Moving forward, foremost among my concerns is the need to improve shareholder returns. To accomplish this objective, I assembled a committed management team. The fresh view of those new to the Company has been blended with the in-depth knowledge of our experienced senior team. This spirited, unified group is dedicated to improving returns to our shareholders and driving the Company to achieve its full potential.

Next Steps

With uncertainty for the industries we serve continuing into 2002, we will focus on areas within our direct control. Global economic conditions and the strong dollar will continue to affect our primary markets during the first half of the year. Without evidence of improvement, we will assume continued economic weakness and run our business accordingly. We are well positioned to take advantage of improved economic conditions whenever they occur.

Our primary focus in 2002 will continue to be the introduction of new products and process improvements for our customers, cost control, and most importantly, debt reduction. We believe that the less debt we have, the stronger we become to finance future growth. In all of these activities, our highest priority remains improving returns to our shareholders.

At Albany International, we have a long history of innovative technology that provides our customers with products of outstanding value. In 2002, we will continue to demonstrate technological leadership with new product introductions.

By working with our customers to understand the issues they face, we focus our development efforts on maximizing customer benefits.

Beyond 2002

Moving forward, we will have opportunities wherever customers look to improve their processes and profitability to remain competitive. Through strategic alignment with our customers, we will concentrate our products and process development efforts to help achieve their goals and create growth for our shareholders.



Menands, New York, employees (left to right) Mike Moroskey, Janina Wiercioch, and Bob Bashford demonstrate fabric finishing targets to Chairman and CEO Frank Schmeler.

We also look for growth opportunities in emerging markets, such as Asia and Latin America. For example, in the Asia-Pacific Region, where we are uniquely positioned, we expect further growth as Asian paper manufacturers install new capacity to satisfy local demand.

As a result of the recent globalization of the brands and capacity in Albany Door Systems, the business is well positioned to generate greater internal efficiency and to provide improved service to our customers.

We believe several Applied Technology businesses, which have evolved from our core competencies, also have potential for strong growth. It is our stated plan to expand this segment of our business.

After analyzing our businesses, we've shut down and sold some operations that were unable to develop sound plans to generate attractive returns in a reasonable period of time. It remains essential to continue to evaluate our activities.

Expectations

The economic uncertainties of 2002 will bring new challenges, and we are prepared to meet them successfully. Our restructuring activities have transformed the Company, made us stronger, and created new opportunities.

Last year, we did what we said we would do, and that is just the beginning. We have only started to demonstrate what Albany International can accomplish. The Company is moving forward with a solid foundation of achievements in 2001 and with committed employees focused on continuing to improve.

Regardless of the timing of eventual economic recovery, we will continue improving all aspects of our business that we can control. Importantly, when global markets recover, we expect Albany International will be very well positioned.

We thank our employees for their contributions to the Company's accomplishments and our shareholders and customers for their continued support.

Frank R. Schmeler
Chairman of the Board and
Chief Executive Officer

Senior Management Moves Forward...



Ed Walther, Group Vice President–United States, on "Capital Management"

"Our global concentration on capital management produced outstanding results. We reduced accounts receivable by 13.4% and inventory by 19.7%. This was accomplished through improved production planning and good customer communication."



Michel Bacon, Group Vice President–Europe, on "Revenue Enhancement"

"Demonstrating the economic value of new and existing products resulted in modest price improvements in key markets during the year. By working closely with our customers, progress will continue in this area."



Bill McCarthy, Group Vice President–Canada, Pacific & Latin America, on "Best Practices"

"We have a wealth of talented people who continually generate process improvements. Through benchmarking, we incorporate their ideas as "Best Practices" across the entire company. This results in high-quality products and services for our customers and improved returns for our shareholders."



Michael Nahl, Senior Vice President & CFO, on "Increasing Cash Flow"

"Delivering shareholder value requires increasing the cash we generate at attractive rates of return on capital. In 2001 our global team delivered a record $4.75 per share adjusted free cash flow and reduced debt $198.2 million. In a weak economic environment, our operating income before restructuring charges increased to the highest percentage of sales for a fourth quarter since 1996 (14.8% excluding the effects of currency fluctuation and asset relocation costs), and we don't intend to stop there."



Ed Hahn, Senior Vice President & CTO, on "R&D Project Management/New Product Development"

"New product development contributes to the long-term success of Albany International. With the recent introduction of advanced project management and evaluation tools, we are focused on more rapidly developing new products with the greatest potential for adding significant value to our company."



Dieter Polt, Senior Vice President–Industrial Products, on "Applied Technologies"

"By leveraging our core technical competencies, we are able to seize new opportunities for growth outside the global paper industry. The Albany Door Systems and Applied Technology segments, which are involved in advanced materials technologies, are examples that provide avenues to broaden the product portfolio of Albany International."



Frank Kolf, Senior Vice President–Administration & Development, on "Information Systems"

"The highest priority of our global information systems group is to provide state-of-the art information technology to our user community. We support the development, implementation, and maintenance of cost-effective communication and information systems that promote value-creating business processes for Albany International and its stakeholders."

Technol

We intend to accelerate our efforts and use technology to drive profitable growth.

Technological innovation, long a hallmark of Albany International, remains at the forefront of our strategies to move the Company forward. We are committed to bringing our customers leading-edge solutions that deliver value by improving their products and processes.

We intend to accelerate our efforts and use technology to drive profitable growth. Of the products that we sell today, approximately 60 percent were developed in the last five years. Our broad technology and market cooperative agreement with machine builder Metso Paper is a growth opportunity that will create new products and services not currently available to papermakers.

Albany's technology reach has broadened, and our strategic vision for advanced materials and structures is delivering next-generation technologies that will impact how we do business. For example, Seam Dynatex® press fabrics represent radical new patented technology that brings substantial new benefits to our customers.

Adapting our core competencies to industries outside traditional paper markets offers growth opportunities in new industries and new markets.

Albany Door Systems (ADS) was reorganized in 2001 to facilitate global technology development. Today ADS markets branded high-performance door products to customers worldwide.

The businesses of our Applied Technologies segment enhance our product portfolio and provide additional growth potential through strategic diversification. The advanced materials and structural technologies produced by **PrimaLoft®**, **Industrial Process Technologies**, **High Performance Materials**, **Advanced Thermal Protection Systems**, and **Techniweave** extend the Albany brand beyond our traditional markets, with applications ranging from aerospace and medical uses to home furnishings and outerwear.


ogy

Computer models facilitate new product introduction with simulated process evaluation. Fabric models such as this multiaxial press fabric are used to accelerate new product rollout for many of our businesses.



Peop

In today's global marketplace, flexibility is key to maintaining a competitive advantage, and our people are developing skills to adapt to the ever changing environment.

The people of Albany International, our most valuable resource, reflect a willing entrepreneurial spirit and enthusiastic support for the work they know must be completed. Their accomplishments in 2001 are clear evidence of a determination to improve shareholder value. Albany people are committed; they understand where we are going and what it will take to get there.

In today's global marketplace, flexibility is key to maintaining a competitive advantage, and our people are developing skills to adapt to the ever changing environment. For example, they have transformed the roles they play in relationships with our customers and suppliers. Our employees formed global procurement teams and customer relationship focus groups to better understand the value needs of our suppliers and customers. Today, because of their efforts, we are managing our relationships with both customers and suppliers to deliver value.

At Albany International, we have created an environment that promotes and supports teamwork and involvement; each individual has the opportunity to join with his or her coworkers in continuous process improvement activities.

Innovative employee teams are creating value for the Company every day, globally and locally. Our Procurement Value Driver Project, made up of multifunctional global teams, identified and removed significant costs from our supply management chain in 2001.

Many local teams are achieving measurable results, in areas that include increased product yield, improved equipment utilization, and elimination of non-value-added manufacturing steps.

Across the Company, employee teams are benchmarking these and similar successes and looking for additional opportunities.



ALBANY INTERNATIONAL

Development Engineer Steve Yook exemplifies a company culture that encourages employees to continually learn new skills to meet changing needs. He teaches new process techniques to Albany employees worldwide.



moving forward...

Capit

Cash benefits of efficiency improvements are significant. Continued process and product efficiencies in Albany operations will be the focus of capital use during 2002.

As the stewards of shareholder capital, we are responsible for its prudent and effective use. During 2001, we focused on increasing the efficiency of our capital, including our property, plants, and equipment.

Maintaining a balance of manufacturing output to customer demand is critical. As the consolidation of the global paper industry neared unprecedented levels in 1998, Albany began to rationalize operations and relocate the best, most efficient equipment from closed operations to other Albany locations. Although these efforts are continuing, 2001 financial results reflected the benefits of these earlier capacity adjustments.

Using efficient, world-class equipment reduces delivery times, improves efficiency and product quality, and increases returns to our shareholders. In addition, cash benefits of efficiency improvements are significant. Continued process and product efficiencies in Albany operations will be the focus of capital use during 2002.

Last year's capital utilization efforts also concentrated on cash management through accounts receivable and inventory reductions. Improvements in these areas require a change in culture, both for Albany and for our customers. Today, papermakers are running high-speed paper machines capable of reliable, quality operation. Updating inventory practices will allow customers to take advantage of the latest technologies and will improve capital efficiency.

By employing capital in the most effective way, we will be better able to maximize shareholder returns. Efforts to improve in all areas of capital management will continue in 2002.

al


DILO

This 13.2-meter Dilo loom, recently installed in Göppingen, Germany, improves efficiency and product quality, and provides state-of-the-art technology to our customers for critical press fabric positions.

Glossary of Terms

Business Segments

ENGINEERED FABRICS

- *Paper Machine Clothing (PMC):* Custom engineered fabrics used to produce all grades of paper, paperboard, and pulp. PMC includes Forming Fabrics, Press Fabrics, Dryer Fabrics, and Process Belts.
- *Engineered Products:* Custom engineered wires, belts, and fabrics for the nonwovens, pulp, and building industries.
- *Corrugator Belts:* Engineered belts used to produce boxboard from linerboard and corrugated medium.

ALBANY DOOR SYSTEMS

- High-speed external and internal high-performance door systems for commercial applications.

APPLIED TECHNOLOGIES

- *Industrial Process Technologies:* Wet and dry filtration media for liquids/solids and air/solids separation in a variety of process industries. Belts and fabrics for tannery, textile, and other process applications.
- *PrimaLoft®:* A patented alternative to down for the home furnishings and outerwear insulation markets.
- *Techniweave:* Advanced materials and composite structures manufactured for industrial, aerospace, athletic, and personal care applications.
- *High Performance Materials:* Pyropel® high-performance insulation and wear surface materials for industrial applications.
- *Advanced Thermal Protection Systems:* Personal security and aerospace insulation applications for high temperature protection.

Financial Terms

Adjusted free cash flow **is cash flow from operations minus: capital expenditures, cash dividends, and increases in cash from accounts receivable sold.**

Leverage ratio**, as defined in the Company's principal credit agreement, is (1) total debt reflected on the consolidated balance sheet divided by (2) consolidated earnings before interest, taxes, depreciation, and amortization, with certain adjustments.**

Contents

Report of Management 16

Report of Independent Accountants 16

Consolidated Statements of Income and Retained Earnings . . . 17

Consolidated Statements of Comprehensive Income 18

Consolidated Balance Sheets 19

Consolidated Statements of Cash Flows 20

Notes to Consolidated Financial Statements 21

Financial Review 35

Eleven Year Summary 40

Quarterly Financial Data 42

REPORT OF MANAGEMENT

Management of Albany International Corp. is responsible for the integrity and objectivity of the accompanying financial statements and related information. These statements have been prepared in conformity with accounting principles generally accepted in the United States of America, and include amounts that are based on our best judgments with due consideration given to materiality.

Management maintains a system of internal accounting controls designed to provide reasonable assurance, at reasonable cost, that assets are safeguarded and that transactions and events are recorded properly. A program of internal audits and management reviews provides a monitoring process that allows the Company to be reasonably sure the system of internal accounting controls operates effectively.

The financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants. Their role is to express an opinion as to whether management's financial statements present fairly, in all material respects, in conformity with accounting principles generally accepted in the United States of America, the Company's financial condition and operating results. Their opinion is based on procedures which include reviewing and evaluating certain aspects of selected systems, procedures and internal accounting controls, and conducting such tests as they deem necessary.

The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with the independent accountants, management and internal audit to review their work and confirm that they are properly discharging their responsibilities. In addition, the independent accountants are free to meet with the Audit Committee without the presence of management to discuss results of their work and observations on the adequacy of internal financial controls, the quality of financial reporting and other relevant matters.



Frank R. Schmeler
Chairman of the Board and and Chief Executive Officer



Michael C. Nahl
Senior Vice President Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF ALBANY INTERNATIONAL CORP.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and retained earnings, of comprehensive income and of cash flows present fairly, in all material respects, the financial position of Albany International Corp. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 6 to the consolidated financial statements, on January 1, 2001 the Company adopted Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities.*



January 25, 2002

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

ALBANY INTERNATIONAL CORP.

For the Years Ended December 31,	2001	2000	1999
(in thousands, except per share amounts)			
Statements of Income			
Net sales	$836,696	$852,934	$778,366
Cost of goods sold	497,301	515,649	458,930
Gross profit	339,395	337,285	319,436
Selling and general expenses	186,441	184,123	177,481
Technical and research expenses	46,950	49,528	48,096
Restructuring, net	21,892	—	16,872
Operating income	84,112	103,634	76,987
Interest income	(1,977)	(1,336)	(1,248)
Interest expense	30,893	43,158	26,800
Other expense/(income), net	2,833	(755)	(481)
Income before income taxes	52,363	62,567	51,916
Income taxes	19,374	25,027	22,325
Income before associated companies	32,989	37,540	29,591
Equity in earnings of associated companies	342	545	631
Income before cumulative effect of change in accounting principle, net of taxes	33,331	38,085	30,222
Cumulative effect of change in accounting principle, net of taxes	(1,129)	—	—
Net income	32,202	38,085	30,222
Retained Earnings			
Retained earnings, beginning of period	314,639	276,554	255,586
Less dividends	1,568	—	9,254
Retained earnings, end of period	$345,273	$314,639	$276,554
Earnings per share—basic:			
Income before cumulative effect of change in accounting principle	$ 1.07	$ 1.24	$ 1.00
Cumulative effect of change in accounting principle	(0.03)	0.00	0.00
Net income	$ 1.04	$ 1.24	$ 1.00
Earnings per share—diluted:			
Income before cumulative effect of change in accounting principle	$ 1.06	$ 1.24	$ 0.99
Cumulative effect of change in accounting principle	(0.03)	0.00	0.00
Net income	$ 1.03	$ 1.24	$ 0.99

The accompanying notes are an integral part of the consolidated financial statements.

For the Years Ended December 31, *(in thousands)*	2001	2000	1999
Net income	**$ 32,202**	$ 38,085	$ 30,222
Other comprehensive (loss)/income, before tax:			
Foreign currency translation adjustments	**(29,259)**	(45,090)	(37,141)
Pension liability adjustment	**(20,043)**	1,680	12,965
Derivative valuation adjustments:			
Transition adjustment as of January 1, 2001	**(4,888)**	—	—
Current period decline in fair value	**(8,204)**	—	—
Income taxes related to items of other comprehensive income/(loss)	**13,083**	276	—
Comprehensive (loss)/ income	**($17,109)**	($ 5,049)	$ 6,046

The accompanying notes are an integral part of the consolidated financial statements.

At December 31,	2001	2000
(in thousands, except share data)		
Assets		
Current assets:		
Cash and cash equivalents	$ 6,153	$ 5,359
Accounts receivable, less allowance for doubtful accounts ($10,488 in 2001; $7,688 in 2000)	143,156	236,810
Note receivable	21,103	—
Inventories		
Finished goods	97,789	119,619
Work in process	46,638	54,408
Raw material and supplies	29,649	42,846
Prepaid expenses	5,288	7,534
Deferred taxes	16,170	27,711
Total current assets	365,946	494,287
Property, plant and equipment, at cost, net	339,102	387,658
Investments in associated companies	4,374	4,300
Intangibles	140,333	161,709
Deferred taxes	48,539	19,095
Other assets	33,635	45,203
Total assets	$ 931,929	$1,112,252
Liabilities		
Current liabilities:		
Notes and loans payable	$ 28,786	$ 37,760
Accounts payable	42,555	47,005
Accrued liabilities	87,924	80,678
Current maturities of long-term debt	4,837	44,092
Income taxes payable and deferred	21,970	12,499
Total current liabilities	186,072	222,034
Long-term debt	248,146	398,087
Other noncurrent liabilities	156,055	129,741
Deferred taxes and other credits	25,012	37,473
Total liabilities	615,285	787,335
Commitments and Contingencies	—	—
Shareholders' Equity		
Preferred stock, par value $5.00 per share; authorized 2,000,000 shares; none issued	—	—
Class A Common Stock, par value $.001 per share; authorized 100,000,000 shares; issued 27,711,738 in 2001 and 27,138,064 in 2000	28	27
Class B Common Stock, par value $.001 per share; authorized 25,000,000 shares; issued and outstanding 5,867,476 in 2001 and 5,869,457 in 2000	6	6
Additional paid in capital	234,213	223,897
Retained earnings	345,273	314,639
Accumulated items of other comprehensive income:		
Translation adjustments	(194,950)	(165,691)
Derivative valuation adjustment	(8,248)	—
Pension liability adjustment	(14,027)	(2,223)
	362,295	370,655
Less treasury stock, at cost	45,651	45,738
Total shareholders' equity	316,644	324,917
Total liabilities and shareholders' equity	$ 931,929	$1,112,252

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

ALBANY INTERNATIONAL CORP.

For the Years Ended December 31,	2001	2000	1999
(in thousands)			
Operating Activities			
Net income	$ 32,202	$ 38,085	$ 30,222
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in earnings of associated companies	(342)	(545)	(631)
Depreciation and amortization	57,546	62,216	55,874
Provision for deferred income taxes, other credits and long-term liabilities	(18,634)	6,108	(1,127)
Increase in cash surrender value of life insurance, net of premiums paid	(1,434)	(728)	(1,110)
Unrealized currency transaction (gains)/losses	(1,040)	(3,172)	(5,802)
(Gains)/losses on disposition of assets	(1,323)	2,152	2,914
Shares contributed to ESOP	4,835	4,489	4,337
Tax benefit of options exercised	577	—	8
Changes in operating assets and liabilities:			
Accounts receivable	30,066	1,654	(1,179)
Sale of accounts receivable	63,878	—	—
Note receivable	(21,103)	—	—
Inventories	42,797	18,809	13,300
Prepaid expenses	2,245	(2)	(1,368)
Accounts payable	(4,449)	4,357	(511)
Accrued liabilities	11,967	(8,313)	3,938
Income taxes payable	10,848	3,280	(2,588)
Other, net	5,642	2,192	1,821
Net cash provided by operating activities	214,278	130,582	98,098
Investing Activities			
Purchases of property, plant and equipment	(25,831)	(36,866)	(34,953)
Purchased software	(2,407)	(978)	(2,929)
Proceeds from sale of assets	6,828	8,938	464
Acquisitions, net of cash acquired	—	(1,037)	(247,236)
Proceeds from life insurance policies	10,602	—	—
Loans to other companies	—	—	(3,000)
Distributions from associated companies	—	—	148
Premiums paid for life insurance	(1,161)	(1,161)	(1,187)
Net cash used in investing activities	(11,969)	(31,104)	(288,693)
Financing Activities			
Proceeds from borrowings	67,400	18,921	581,064
Principal payments on debt	(265,158)	(102,048)	(366,503)
Proceeds from options exercised	4,907	—	165
Debt issuance costs	—	—	(4,905)
Net cash (used in)/provided by financing activities	(192,851)	(83,127)	209,821
Effect of exchange rate changes on cash flows	(8,664)	(18,017)	(18,069)
Increase/(decrease) in cash and cash equivalents	794	(1,666)	1,157
Cash and cash equivalents at beginning of year	5,359	7,025	5,868
Cash and cash equivalents at end of year	$ 6,153	$ 5,359	$ 7,025

The accompanying notes are an integral part of the consolidated financial statements.

1. ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of Albany International Corp. and its subsidiaries (the "Company") after elimination of intercompany transactions. Beginning in 2001, the Company has one subsidiary that is a qualified special purpose entity which is not consolidated in accordance with Financial Accounting Standard (FAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" (see Note 6). The Company has 50% interests in an entity in South Africa, an entity in England and an entity in Russia. The consolidated financial statements include the Company's original investment in these entities, plus its share of undistributed earnings or losses, in the account "Investments in associated companies."

Revenue Recognition

The Company records sales when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed and collectibility is reasonably assured. The Company limits the concentration of credit risk in receivables by closely monitoring credit and collection policies. The allowance for doubtful accounts is adequate to absorb estimated losses.

The Company records the costs of freight associated with the shipment of goods as a reduction to net sales. These freight costs were $16,797,000 in 2001, $17,431,000 in 2000, and $14,320,000 in 1999.

Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Translation of Financial Statements

Assets and liabilities of non-U.S. operations are translated at year-end rates of exchange, and the income statements are translated at the average rates of exchange for the year. Gains or losses resulting from translating non-U.S. currency financial statements are recorded in "Other comprehensive income" and accumulated in shareholders' equity in the caption "Translation adjustments".

Gains or losses resulting from currency transactions denominated in a currency other than the entity's local currency, forward exchange contracts which are not designated as hedges for accounting purposes and futures contracts are generally included in income. Changes in value of forward exchange contracts which are effective as hedges for accounting purposes are generally recorded, net of tax, in "Other comprehensive income" and accumulated in shareholders' equity in the caption "Translation adjustments."

Research Expense

Research expense, which is charged to operations as incurred, was $23,224,000 in 2001, $23,287,000 in 2000, and $23,567,000 in 1999.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid short-term investments with original maturities of three months or less.

Inventories

Inventories are stated at the lower of cost or market and are valued at average cost.

Property, Plant and Equipment

Depreciation is recorded using the straight-line method over the estimated useful lives of the assets for financial reporting purposes; accelerated methods are used for income tax purposes. Useful lives for buildings, and machinery and equipment are 25 to 40 years, and 3 to 10 years, respectively.

Significant additions or improvements extending assets' useful lives are capitalized; normal maintenance and repair costs are expensed as incurred.

The cost of fully depreciated assets remaining in use are included in the respective asset and accumulated depreciation accounts. When items are sold or retired, related gains or losses are included in net income.

Intangibles and Other Assets

The excess purchase price over fair values assigned to assets acquired has been amortized on a straight-line basis over 20 to 40 years. Beginning in 2002, the Company will adopt the provisions of FAS No. 142 "Goodwill and Other Intangible Assets" which will eliminate the prior practice of goodwill amortization and instead adopt an impairment-only approach (see Note 4).

Patents, trade names and technology, at cost, are amortized on a straight-line basis over 8 to 12 years.

Goodwill and other long-lived assets are reviewed for impairment whenever changes in circumstances indicate that the carrying amount may not be recoverable.

Computer software purchased for internal use, at cost, is amortized on a straight-line basis over 5 years and is included in "Other assets."

Derivatives

Gains or losses on forward exchange contracts that function as an economic hedge against currency fluctuation effects on future revenue streams are recorded in "Other (income)/ expense, net". All open positions on forward exchange contracts are valued at fair value using the estimated forward rate of a matching contract.

Gains or losses on forward exchange contracts that are designated as a hedge of a foreign operation's net assets and/or long-term intercompany loans are recorded in "Translation adjustments", a separate component of shareholders' equity. These contracts reduce the risk of currency exposure on foreign currency net assets and do not exceed the foreign currency amount being hedged. To the extent the above criteria are not met, or the related assets are sold, extinguished, or terminated, activity associated with such hedges is recorded in "Other (income)/expense, net".

Gains or losses on futures contracts are recorded in "Other (income)/expense, net". Open positions are valued at fair value using quoted market rates.

Income Taxes

The Company accounts for taxes in accordance with the asset and liability method. Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable for future years to differences between financial statement and tax bases of existing assets and liabilities. The effect of tax rate changes on deferred taxes is recognized in the income tax provision in the period that includes the enactment date.

It is the Company's policy to accrue appropriate U.S. and non-U.S. income taxes on earnings of subsidiary companies which are intended to be remitted to the parent company in the near future.

The provision for taxes is reduced by investment and other tax credits in the years such credits become available.

Pension Plans

Substantially all employees are covered under either Company or government sponsored pension plans. For principal Company sponsored plans, pension plan expenses are based on actuarial determinations. The plans are generally trusteed or insured and accrued amounts are funded as required in accordance with governing laws and regulations.

Earnings Per Share

Net income per share is computed using the weighted average number of shares of Class A Common Stock and Class B Common Stock outstanding during each year. Diluted net income per share includes the effect of all potentially dilutive securities.

Recent Accounting Pronouncements

In August 2001, FAS No. 143, "Accounting for Asset Retirement Obligations" was issued. FAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred commencing for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of FAS No. 143 to have a material effect on its financial statements.

In October 2001, FAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", was issued. FAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell. The Company is required to adopt this Standard on January 1, 2002. The Company does not expect the adoption of FAS No. 144 to have a material effect on its financial statements.

2. EARNINGS PER SHARE

The amounts used in computing earnings per share and the weighted average number of shares of potentially dilutive securities are as follows:

(in thousands)	**2001**	2000	1999
Income available to common stock-holders:			
Income available to common stock-holders	**$32,202**	$38,085	$30,222
Weighted average number of shares:			
Weighted averange number of shares used in net income per share	**31,089**	30,632	30,340
Effect of dilutive securites: stock options	**259**	4	143
Weighted average number of shares used in diluted net income per share	**31,348**	30,636	30,483

Options to purchase 2,190,500 shares of common stock at prices ranging from $19.38 to $25.56 per share were outstanding at December 31, 2001, but were not included in the computation of diluted net income per share because the options' exercise price was greater than the average market price of the common shares.

3. PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment are summarized below:

(in thousands)	**2001**	2000
Land	**$ 26,620**	$ 28,995
Buildings	**161,295**	173,983
Machinery and equipment	**527,417**	547,581
	715,332	750,559
Accumulated depreciation	**376,230**	362,901
	$339,102	$387,658

There was no construction in progress in 2001 and 2000.

Depreciation expense was $45,792,000 in 2001, $49,937,000 in 2000 and $47,669,000 in 1999.

Expenditures for maintenance and repairs are charged to income as incurred and amounted to $18,643,000 in 2001, $20,300,000 in 2000, and $17,305,000 in 1999.

Capital expenditures were $25,831,000 in 2001, $36,866,000 in 2000 and $34,953,000 in 1999. At the end of 2001, the Company was committed to $13,663,000 of future expenditures for new equipment and facilities.

4. INTANGIBLES

The components of intangibles are summarized below:

(in thousands)	**2001**	2000
Excess purchase price over fair value of assets acquired	**$157,407**	$170,374
Patents, trade names and technology	**20,320**	20,320
Accumulated amortization	**(46,300)**	(38,786)
Deferred unrecognized pension cost (see Note 12)	**8,906**	9,801
	$140,333	$161,709

Amortization expense was $7,514,000 in 2001, $9,077,000 in 2000, and $5,173,000 in 1999.

The change in excess purchase price over fair value of assets acquired (goodwill) resulted primarily from the effect of translation.

In June 2001, FAS No. 142 "Goodwill and Other Intangible Assets" was issued. FAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, will cease January 1, 2002, when the Company adopts this Standard. Goodwill amortization was approximately $6,800,000 in 2001. The Company is currently assessing, but has not yet determined, the outcome of the impairment test required by FAS No. 142.

5. ACCRUED LIABILITIES

Accrued liabilities consist of:

(in thousands)	**2001**	2000
Salaries and wages	**$23,584**	$22,782
Employee benefits	**16,207**	19,168
Returns and allowances	**4,990**	5,293
Interest	**2,222**	3,555
Restructuring costs (see Note 16)	**24,279**	14,319
Other	**16,642**	15,561
	$87,924	$80,678

8. FINANCIAL INSTRUMENTS

Notes and loans payable at December 31, 2001 and 2000 were short-term debt instruments with banks, denominated in local currencies with a weighted average interest rate of 7.14% in 2001 and 7.08% in 2000.

Long-term debt at December 31, 2001 and 2000, principally to banks and bondholders, exclusive of amounts due within one year, consists of:

(in thousands)	**2001**	2000
August 1999 credit agreement which terminates in 2004 with borrowings outstanding at an average interest rate of 5.44% in 2001 and 7.90% in 2000.	**$229,000**	$373,280
Various notes and mortgages relative to operations principally outside the United States, at an average interest rate of 5.68% in 2001 and 5.32% in 2000, due in varying amounts through 2008.	**6,468**	11,742
Industrial revenue financings at an average interest rate of 6.09% in 2001 and 5.96% in 2000, due in varying amounts through 2009.	**12,678**	13,065
	$248,146	$398,087

The weighted average interest rate for all debt was 5.56% in 2001 and 7.70% in 2000.

Principal payments due on long-term debt for the next five years are: 2002, $4,837,000; 2003, $2,281,000; 2004, $230,976,000; 2005, $1,242,000; 2006 $1,115,000.

Interest paid was $32,169,000 in 2001, $40,647,000 in 2000, and $26,779,000 in 1999.

In August 1999, the Company entered into a $750 million credit agreement with its banks. This facility included a $250 million term loan that was fully prepaid during 2001. The remaining $500 million is a revolving loan with the banks' commitment to lend terminating in 2004. This agreement includes commitment fees and variable interest rates based on various loan pricing methods. The interest rate margin is determined by the Company's leverage ratio. The credit agreement contains various covenants which include limits on the disposition of assets, cash dividends, and the Company's ability to purchase its Common Stock. Additionally, the credit agreement specifies a minimum interest coverage of 3.0, a maximum leverage ratio of 3.0 and a limitation on guarantees to non U.S. subsidiaries. The Company cannot purchase its Common Stock or pay cash dividends unless, and only to the extent that, the leverage ratio, as defined in the credit agreement, is less than 2.75. The December 31, 2001 leverage ratio was below 2.0. Borrowings are collateralized by a pledge of shares of, and intercompany loans to, certain subsidiaries of the Company. In the event of nonperformance by any bank on its commitment to extend credit, the Company could not borrow the full amount of the facility. However, the Company does not anticipate nonperformance by any bank.

Under the August 1999 credit agreement, the Company could have borrowed an additional $210,000,000 at December 31, 2001. The Company's ability to borrow additional amounts under the Credit Agreement is conditional upon the absence of any material adverse change.

During 2000, the Company entered into swap agreements that hedge a portion of its interest rate exposure. Under the terms of the agreements, each party makes payments on a notional amount of $100,000,000. The Company pays a blended fixed rate of 7.17% and the counterparties pay a floating rate based on LIBOR. These swap agreements expire on June 6, 2005. As of December 31, 2001, the blended rate receivable from the counterparties was 2.0%. On January 2, 2001, the Company entered into four additional swap agreements which fixed interest rates on an additional notional amount of $100,000,000. The blended fixed rate payable by the Company under these agreements is 5.65% and the counterparties pay a floating rate, based on LIBOR which, at December 31, 2001 was 2.0%. These agreements expire on August 11, 2005. The total cost of the swap agreements of $3,423,000 in 2001 and $167,000 in 2000 was recorded as "Interest expense". With the exception of the portion of debt which has been hedged, the estimated fair value of the Company's long-term debt excluding current maturities is considered to be the carrying value on the basis that the significant components are variable rate debt.

At December 31, 2001, the Company had no open forward exchange contracts. Periodically, the Company also enters into futures contracts primarily to hedge in the short-term against interest rate fluctuations. During 2001, the Company did not enter into any of these contracts. The "Interest rate protection agreements" component of "Other (income)/ expense, net" includes (gains)/losses on futures contracts, based on fair value, of $(382,000) in 2000 and $1,125,000 in 1999.

All financial instruments are held for purposes other than trading. For all positions there is risk from the possible inability of the counterparties (major financial institutions) to meet the terms of the contracts and the risk of unfavorable changes in interest and currency rates which may reduce the benefit of the contracts. However, for most closed forward exchange contracts, both the purchase and sale sides of the Company's exposures were with the same financial institution. The Company seeks to control risk by evaluating the credit worthiness of counterparties and by monitoring the currency exchange and interest rate markets, hedging risks in compliance with internal guidelines and reviewing all principal economic hedging contracts with designated directors of the Company.

On January 1, 2001, the Company adopted the provisions of FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Standard requires that all derivative instruments are recognized on the balance sheet at their fair value and changes in fair value are recognized immediately in earnings, unless the derivatives qualify as hedges in accordance with the Standard. The change in fair value for those derivatives that qualify as hedges is recorded in shareholders' equity in the caption, "Derivative valuation adjustment". The Company's interest rate swaps qualify as cash flow hedges as defined in the Standard and, accordingly, changes in the fair value are recognized in "Other noncurrent liabilities" and "Other comprehensive income". Subsequently, amounts will be reclassified to "Interest expense, net" in accordance with the Standard. On the date of adoption, the Company recognized an initial transition adjustment of $4,888,000. During 2001, the fair value of the interest rate swaps declined an additional $8,204,000. The Company has a lease for manufacturing facilities with an embedded derivative which must be recognized in earnings in accordance with this Standard. The cumulative after-tax effect of this change in accounting principle was $1,129,000. Included in other (income)/expense is $(1,482,000) related to changes in fair value of this derivative during 2001.

During 2001, the Company entered into a trade accounts receivable securitization program whereby it sells designated North American accounts receivable, with no recourse. The accounts receivable are sold on an ongoing basis to a subsidiary of the Company which is a qualified special purpose entity and, in accordance with FAS No. 140, is not consolidated in the Company's financial statements. The Company receives fees for collecting accounts receivable and for performing certain other administrative functions. The amount of accounts receivable sold is subject to change based upon certain criteria and was approximately $63,878,000 as of December 31, 2001. In addition to cash received from the sale of accounts receivable, the Company has a note receivable in the amount of $21,103,000 as of December 31, 2001. The note is subject to monthly fluctuation based on the amount of receivables sold and bears interest at variable rates. As of December 31, 2001, the interest rate was 2.87% and interest income for 2001 was $193,000. The estimated fair value of the note receivable is considered to be the carrying value on the basis that the note carries a variable interest rate and the proceeds of the sale have been reduced by a discount factor. Included in other (income)/expense are costs of $1,794,000 representing initial transaction costs and the discounts applied in the sale of accounts receivable. The discount factor is based on timing of cash receipts, interest rates and anticipated credit losses.

7. COMMITMENTS AND CONTINGENCIES

Albany International Corp. and its affiliate, Brandon Drying Fabrics Inc., are defendants in a number of proceedings for injuries allegedly suffered as a result of exposure to asbestos-containing products. The Company marketed asbestos-containing dryer fabrics during the period from 1967 to 1976. Such fabrics generally had a life of from three to twelve months. At February 28, 2002, there were 9,970 plaintiffs pursuing claims against Albany International Corp., Brandon Drying Fabrics, or both. This compares with 9,467 claimants as of December 31, 2001, 4,099 claimants as of December 31, 2000 and 2,429 claimants as of December 31, 1999. The Company anticipates that additional claims will be filed against it in the future but is unable to predict the timing and number of such future claims.

The Company believes that all asbestos-related claims against it are without merit. Based upon its understanding of the insurance policies available, how settlement amounts have been allocated to various policies, recent settlement experience, the absence of any judgments against the Company, and the defenses available, the Company currently does not anticipate any material liability relating to the resolution of the above proceedings in excess of existing insurance limits. Consequently, the Company does not believe, based upon currently available information, that the ultimate resolution of these claims will have a material adverse effect on its financial position, results of operations or cash flows.

Although the Company cannot predict the number and timing of future claims, based upon the foregoing factors and the trends in claims against it to date, the Company does not anticipate that additional claims likely to be filed in the future will have a material adverse effect on its financial position, results of operations or cash flows. However, the Company is aware that litigation is inherently uncertain, especially when the outcome is dependent primarily on determinations of factual matters to be made by juries. The Company is also aware that numerous other defendants in asbestos cases, as well as others who claim to have knowledge and expertise on the subject, have found it difficult to anticipate the volume of future asbestos claims. For these reasons, there can be no assurance that the foregoing conclusions will not change.

Stockholders and other interested persons are encouraged to read the discussion of these matters set forth in the Company's periodic reports filed with the Securities and Exchange Commission on Forms 10-K and 10-Q.

Principal leases are for machinery and equipment, vehicles and real property. Certain leases contain renewal and purchase option provisions at fair market values. There were no significant capital leases. Total rental expense amounted to $22,197,782, $22,671,000, and $23,298,000 for 2001, 2000, and 1999, respectively.

Future rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2001 are: 2002, $18,820,000: 2003, $14,605,000; 2004, $10,249,000; 2005, $8,527,000; 2006, $6,162,000; and thereafter, $7,017,000.

The Company has issued a letter of credit to a bank that loaned money to a joint venture partner. The bank can draw upon the letter of credit if the joint venture partner defaults on the loan. The letter of credit is denominated in South African Rand and is approximately $2,800,000.

8. SHAREHOLDERS' EQUITY

The Company has two classes of Common Stock, Class A Common Stock, par value $.001 and Class B Common Stock, par value $.001 which have equal liquidation rights. Each share of the Company's Class A Common Stock is entitled to one vote on all matters submitted to shareholders and each share of Class B Common Stock is entitled to ten votes. Class A and Class B Common Stock will receive equal dividends as the Board of Directors may determine from time to time. The Class B Common Stock is convertible into an equal number of shares of Class A Common Stock at any time. At December 31, 2001, 10,457,346 shares of Class A Common Stock were reserved for the conversion of Class B Common Stock and the exercise of stock options.

In January 1998, the Board authorized the purchase of 3,000,000 shares of Class A Common Stock, in the open market or otherwise, at such prices as management may from time to time consider to be advantageous to the Company's shareholders. Since January 1998, the Company has purchased 1,616,900 shares of its Class A Common Stock pursuant to this authorization and of the shares purchased, none were purchased during 2001, 2000 or 1999.

In November 2001, the Board authorized payment of a cash dividend of $.05 per share. The dividend was paid January 4, 2002.

As discussed in Note 6, the Company is restricted from purchasing its Common Stock or paying cash dividends when the leverage ratio, as defined in the credit agreement, is 2.75 or higher.

During 1999, the Company declared a 2.0% stock dividend which resulted in a subsequent distribution of 483,621 shares of Class A Common Stock and 115,081 shares of Class B Common Stock. As a result of the stock dividend, additional paid-in capital increased $9,215,000, treasury stock decreased $39,000 and retained earnings decreased $9,254,000.

Changes in shareholders' equity for 2001, 2000, and 1999 are as follows:

(in thousands)	Class A Common Stock Shares	Class A Common Stock Amount	Class B Common Stock Shares	Class B Common Stock Amount	Additional Paid in Capital	Treasury Stock (Class A) Shares	Treasury Stock (Class A) Amount
Balance: January 1, 1999	26,082	$26	5,785	$6	$206,428	2,240	$ 46,592
Shares contributed to ESOP	199	—	—	—	3,622	(29)	(646)
Options exercised	8	—	—	—	173	—	—
Stock dividends	484	1	115	—	9,215	(2)	(39)
Conversion of Class B shares to Class A shares	31	—	(31)	—	—	—	—
Shares issued to Directors	—	—	—	—	5	(3)	(64)
Balance: December 31, 1999	26,804	$27	5,869	$6	$219,443	2,206	$ 45,843
Shares contributed to ESOP	334	—	—	—	4,489	—	—
Shares issued to Directors	—	—	—	—	(35)	(5)	(105)
Balance: December 31, 2000	27,138	$27	5,869	$6	$223,897	2,201	$ 45,738
Shares contributed to ESOP	261	—	—	—	4,835	—	—
Conversion of Class B shares to Class A shares	2	—	(2)	—	—	—	—
Options exercised	311	1	—	—	5,483	—	—
Shares issued to Directors	—	—	—	—	(2)	(4)	(87)
Balance: December 31, 2001	27,712	$28	5,867	$6	$234,213	2,197	$ 45,651

9. OTHER (INCOME)/EXPENSE, NET

The components of other (income)/expense, net, as further described in Note 6, are:

(in thousands)	**2001**	2000	1999
Currency transactions	**$(1,932)**	$(4,012)	$(5,807)
Interest rate protection agreements	**—**	(382)	1,125
Lease with embedded derivative	**(1,482)**	—	—
Sale of accounts receivable	**1,794**	—	—
Sale of buildings	**(1,323)**	—	—
Amortization of debt issuance costs and loan origination fees	**2,258**	2,328	1,624
Other	**3,518**	1,311	2,577
	$ 2,833	$ (755)	$ (481)

10. INCOME TAXES

Income taxes currently payable are provided on taxable income at the statutory rate applicable to such income.

The components of income taxes are:

(in thousands)	**2001**	2000	1999
Current:			
U.S. Federal	**$ 5,545**	$ 5,506	$ 2,959
U.S. State	**1,024**	1,360	1,303
Non-U.S.	**29,012**	21,177	23,068
	35,581	28,043	27,330
Deferred:			
U.S. Federal	**(5,633)**	(4,212)	1,407
U.S. State	**(897)**	(578)	143
Non-U.S.	**(9,677)**	1,774	(6,555)
	(16,207)	(3,016)	(5,005)
	$ 19,374	$ 25,027	$ 22,325

U.S. (loss)/income before income taxes was $(2,775,000) in 2001, $(4,469,000) in 2000, and $8,625,000 in 1999.

Taxes paid, net of refunds, were $18,902,000 in 2001, $18,362,000 in 2000, and $23,711,000 in 1999.

A comparison of the federal statutory rate to the Company's effective rate is as follows:

	2001	2000	1999
U.S. statutory rate	**35.0%**	35.0%	35.0%
State taxes	**(0.5)**	1.0	1.6
Non-U.S. tax rates, repatriation of earnings, and other net charges associated with prior years	**1.5**	3.9	5.4
Other	**1.0**	0.1	1.0
Effective tax rate	**37.0%**	40.0%	43.0%

The significant components of deferred income tax (benefit)/expense attributed to income from operations for the years ended December 31, 2001, 2000, and 1999 are as follows:

(in thousands)	**2001**	2000	1999
Deferred tax benefit	**$(10,388)**	$(2,727)	$ (3,138)
Adjustments to deferred tax assets and liabilities for enacted changes in tax laws and rates	**(1,729)**	(282)	112
Utilization/(benefit) of operating loss carryforwards	**(4,090)**	(7)	(1,979)
	$(16,207)	$(3,016)	$ (5,005)

The Company has not recognized deferred income taxes on $218,027,000 of undistributed earnings of its international subsidiaries because management considers such earnings to be permanently reinvested. If the earnings were distributed, the Company may be subject to both U.S. income taxes and foreign withholding taxes. Determination of the amount of this unrecognized deferred income tax liability is not practical.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2001 and 2000 are presented below:

	U.S.		Non-U.S.	
(in thousands)	**2001**	2000	**2001**	2000
Accounts receivable, principally due to allowance for doubtful accounts	**$ 1,439**	$ 545	**$ 387**	$ 435
Inventories, principally due to additional costs inventoried for tax purposes, pursuant to the Tax Reform Act of 1986	**2,884**	2,850	**(31)**	(907)
Tax loss carryforwards	**—**	—	**3,220**	13,196
Other	**—**	9,944	**8,271**	1,648
Total current deferred tax assets	**4,323**	13,339	**11,847**	14,372
Sale lease back transaction	**935**	512	**—**	—
Deferred compensation	**12,365**	11,304	**—**	—
Plant, equipment and depreciation	**(14,088)**	(15,396)	**2,208**	211
Postretirement benefits	**23,087**	17,462	**706**	—
Tax loss carryforwards	**—**	—	**11,414**	—
Other	**8,272**	4,958	**3,640**	44
Total noncurrent deferred tax assets	**30,571**	18,840	**17,968**	255
Total deferred tax assets	**$34,894**	$32,179	**$29,815**	$14,627
Total current deferred tax liabilities	**$ —**	$ —	**$ 8,103**	$ 7,404
Plant, equipment and depreciation	**—**	—	**19,950**	26,965
Other	**—**	—	**(5,162)**	—
Total noncurrent deferred tax liabilities	**—**	—	**14,788**	26,965
Total deferred tax liabilities	**$ —**	$ —	**$22,891**	$34,369

The Company expects to use 22% of the non-U.S. deferred tax loss carryforwards in 2002 and the remainder has no expiration. The Company has restructured its operations to reduce or eliminate losses and has reorganized in certain countries to ensure that the loss carryforwards will be utilized. Accordingly, a valuation allowance is not needed on the U.S. and non-U.S. deferred tax assets of $14,634,000 since it is more likely than not that the net deferred tax assets will be used in the future. The Company has deferred tax loss carryforwards of $2,139,000 for which a full valuation has been recorded. The Company has alternative minimum tax credit carryforwards of $1,265,000 which have no expiration.

11. OPERATING SEGMENT AND GEOGRAPHIC DATA

In accordance with Financial Accounting Standard No. 131, "Disclosures About Segments of an Enterprise and Related Information", the internal organization that is used by management for making operating decisions and assessing performance is used as the source of the Company's reportable segments. The accounting policies of the segments are the same as those described in the "Accounting Policies" footnote.

The primary segment of the Company is Engineered Fabrics which includes developing, manufacturing, marketing and servicing custom designed engineered fabrics used in the manufacture of paper, paperboard and products in other process industries. Another segment of the Company, Albany Door Systems, is an aggregation of the Company's operations that manufacture, market and service high performance doors. The segment Applied Technologies is made up of operations that manufacture products with applications outside of the core businesses of the Company.

The following table shows data by operating segment, reconciled to consolidated totals included in the financial statements.

(in thousands)	**2001**	2000	1999
Net Sales			
Engineered Fabrics	**$ 698,187**	$ 707,751	$ 633,373
Albany Door Systems	**102,273**	103,692	104,354
Applied Technologies	**36,236**	41,491	40,639
Consolidated total	**$ 836,696**	$ 852,934	$ 778,366
Depreciation and Amortization			
Engineered Fabrics	**$ 47,818**	$ 53,329	$ 46,890
Albany Door Systems	**2,659**	2,255	2,304
Applied Technologies	**2,097**	2,711	3,402
Corporate	**4,972**	3,921	3,278
Consolidated total	**$ 57,546**	$ 62,216	$ 55,874

(in thousands)	**2001**	2000	1999
Operating Income			
Engineered Fabrics	**$ 156,936**	$ 150,653	$ 138,658
Restructuring of operations	**(21,892)**	—	(16,872)
	135,044	150,653	121,786
Albany Door Systems	**9,556**	8,152	6,520
Applied Technologies	**1,651**	3,397	4,802
Research expense	**(23,224)**	(23,287)	(23,567)
Unallocated expenses	**(38,915)**	(35,281)	(32,554)
Operating income before reconciling items	**84,112**	103,634	76,987
Reconciling items:			
Interest income	**1,977**	1,336	1,248
Interest expense	**(30,893)**	(43,158)	(26,800)
Other (expense)/ income, net	**(2,833)**	755	481
Consolidated income before income taxes	**$ 52,363**	$ 62,567	$ 51,916
Operating Assets			
Engineered Fabrics	**$1,074,047**	$1,267,794	$1,368,167
Albany Door Systems	**66,178**	68,703	64,040
Applied Technologies	**95,083**	83,578	89,945
Reconciling items:			
Accumulated depreciation	**(376,230)**	(362,901)	(348,148)
Deferred tax assets	**64,709**	46,806	33,402
Investments in associated companies	**4,374**	4,300	4,389
Other	**3,768**	3,972	(4,953)
Consolidated total assets	**$ 931,929**	$1,112,252	$1,206,842
Capital Expenditures			
Engineered Fabrics	**$ 22,448**	$ 33,137	$ 28,757
Albany Door Systems	**605**	531	1,638
Applied Technologies	**2,635**	2,790	4,302
Corporate	**143**	408	256
Consolidated total	**$ 25,831**	$ 36,866	$ 34,953

The following table shows data by geographic area. Net sales are based on the location of the operation recording the final sale to the customer.

(in thousands)	**2001**	2000	1999
Net Sales			
United States	**$329,787**	$334,253	$310,070
Canada	**57,873**	63,397	58,060
Sweden	**81,624**	80,828	83,714
Germany	**94,697**	98,131	69,375
Other countries	**272,715**	276,325	257,147
Consolidated total	**$836,696**	$852,934	$778,366
Property, Plant and Equipment, at cost, net			
United States	**$122,985**	$134,487	$133,127
Canada	**17,530**	20,356	22,916
Sweden	**34,968**	42,638	51,778
Germany	**48,678**	55,144	64,004
Other countries	**114,941**	135,033	163,347
Consolidated total	**$339,102**	$387,658	$435,172

12. PENSION PLANS

The Company has a noncontributory, qualified defined benefit pension plan covering U.S. employees, a noncontributory, nonqualified pension plan covering certain U.S. executives and both contributory and noncontributory pension plans covering non-U.S. employees. Employees are covered primarily by plans which provide pension benefits that are based on the employee's service and average compensation during the three to five years before retirement or termination of employment. The qualified defined benefit pension plan is closed to new participants.

The following table sets forth the components of amounts recognized in the Company's balance sheet.

(in thousands)	**2001**	2000
Projected benefit obligation in excess of plan assets	**$(62,655)**	$(44,047)
Unrecognized net loss	**40,839**	14,784
Prior service cost not yet recognized in net periodic pension cost	**9,095**	10,059
Remaining unrecognized net obligation	**231**	247
Contributions	**704**	675
Accrued pension liability	**$(11,786)**	$(18,282)

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligation in excess of plan assets were $201,477,000, $182,166,000, and $138,996,000 respectively, for 2001 and $160,799,000, $140,517,000, and $113,370,000, respectively, for 2000.

The weighted average expected long-term rate of return for these plans was 9.0% for 2001 and 2000. The weighted average discount rate was 6.8% for 2001 and 7.1% for 2000. In 2001 and 2000, the weighted average rate of increase in future compensation levels was 4.7%.

The following table sets forth the reconciliation of beginning and ending balances of benefit obligations and fair value of plan assets, and the funded status of the plans.

(in thousands)	**2001**	2000
Change in benefit obligation:		
Benefit obligation at beginning of year	**$206,947**	$204,126
Service cost	**6,084**	6,498
Interest cost	**14,287**	14,146
Participant contributions	**687**	1,137
Plan amendments	**—**	1,977
Benefits paid	**(14,193)**	(13,587)
Actuarial loss (gain)	**2,020**	(1,769)
Exchange rate loss	**(6,480)**	(5,581)
Benefit obligation at end of year	**$209,352**	$206,947
Change in plan assets:		
Fair value of plan assets at beginning of year	**$162,900**	$156,010
Actual return on plan assets	**(8,990)**	18,710
Employer contributions	**10,064**	4,856
Participant contributions	**687**	1,137
Benefits paid	**(14,193)**	(13,587)
Administrative expenses	**(875)**	(878)
Exchange rate loss	**(2,896)**	(3,348)
Fair value of plan assets at end of year	**$146,697**	$162,900

Amounts recognized in the balance sheet are as follows:

(in thousands)	**2001**	2000
Accrued pension liability	**$(42,958)**	$(30,306)
Intangible asset	**8,906**	9,801
Accumulated other comprehensive income	**22,266**	2,223
Net amount recognized at year-end	**$(11,786)**	$(18,282)

The Company was required to accrue an additional minimum liability for those plans for which accumulated plan benefits exceeded plan assets. The liability at December 31, 2001 and 2000 respectively, of $31,172,000 and $12,024,000 was offset by an asset amounting to $8,906,000 and $9,801,000 (included in intangibles) and a charge to equity of $22,266,000 and $2,223,000.

Net pension cost included the following components:

(in thousands)	2001	2000	1999
Service cost	**$ 6,084**	$ 6,498	$ 6,927
Interest cost on projected benefit obligation	**14,287**	14,146	13,775
Expected return on assets	**(14,142)**	(13,504)	(12,557)
Net amortization and deferral	**1,120**	1,215	1,287
Net periodic pension cost	**$ 7,349**	$ 8,355	$ 9,432

Annual pension cost charged to operating expense for all Company plans, including all statutory and defined contribution plans, was $11,645,000 for 2001, $13,791,000 for 2000, and $13,518,000 for 1999.

13. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

In addition to providing pension benefits, the Company provides certain medical, dental and life insurance benefits for its retired United States employees. Substantially all of the Company's U.S. employees may become eligible for these benefits, which are subject to change, if they reach normal retirement age while working for the Company. Retirees share in the cost of these benefits. The Company's non-U.S. operations do not offer such benefits to retirees.

The Company accrues the cost of providing postretirement benefits during the active service period of the employees. The Company currently funds the plan as claims are paid.

The following table reflects the status of the postretirement benefit plan:

(in thousands)	2001	2000
Change in benefit obligation:		
Benefit obligation at beginning of year	**$ 75,620**	$ 62,389
Service cost	**1,907**	1,848
Interest cost	**5,647**	5,862
Plan participants' contribution	**1,054**	581
Amendments	**(1,798)**	(8,654)
Acquisitions	**—**	3,177
Actuarial loss	**6,458**	16,317
Benefits paid	**(6,715)**	(5,900)
Benefit obligation at end of year	**$ 82,173**	$ 75,620
Change in plan assets:		
Fair value of plan assets at beginning of year	**—**	—
Employer contributions	**5,661**	5,319
Plan participants' contributions	**1,054**	581
Benefits paid	**(6,715)**	(5,900)
Fair value of plan assets at end of year	**—**	—
Funded status	**82,173**	75,620
Unrecognized prior service cost	**9,409**	8,558
Unrecognized net (loss)	**(29,901)**	(24,588)
Accrued postretirement cost	**$ 61,681**	$ 59,590

Net periodic postretirement benefit cost included the following:

(in thousands)	2001	2000	1999
Service cost of benefits earned	**$1,907**	$1,848	$1,357
Interest cost on accumulated postretirement benefit obligation	**5,647**	5,862	4,389
Amortization of gains and losses	**(947)**	(97)	—
Amortization of unrecognized net loss	**1,146**	971	60
Net periodic postretirement benefit cost	**$7,753**	$8,584	$5,806

For measuring the expected postretirement benefit obligation, a 7.0 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001. The rate was assumed to decrease to 5.0 percent for 2005 and remain at that level thereafter.

The weighted average discount rate was 7.25% for 2001 and 7.5% for 2000 and 1999.

A one percentage point increase in the health care cost trend rate would result in a $11,116,000 increase in the accumulated postretirement benefit obligation as of December 31, 2001 and an increase of $1,194,000 in the aggregate service and interest cost components of the net periodic postretirement benefit cost.

14. TRANSLATION ADJUSTMENTS

The Consolidated Statements of Cash Flows were affected by translation as follows:

(in thousands)	**2001**	2000	1999
Change in cumulative translation adjustments	**$ 29,259**	$ 44,814	$ 37,141
Other noncurrent liabilities	**2,749**	3,392	1,756
Deferred taxes	**118**	5,911	3,816
Long-term debt	**411**	1,205	549
Investments in associated companies	**(1,018)**	(634)	(167)
Net fixed assets	**(15,141)**	(24,835)	(16,900)
Other assets	**(7,714)**	(11,836)	(8,126)
Effect of exchange rate changes	**$ 8,664**	$ 18,017	$ 18,069

Shareholders' equity was affected by translation as follows: decrease from translation of non-U.S. financial statements of $28,296,000, $39,454,000, and $34,982,000, and from remeasurement of loans of $963,000, $5,360,000, and $2,159,000 in 2001, 2000, and 1999 respectively.

15. STOCK OPTIONS AND INCENTIVE PLANS

During 1988, 1992 and 1998, the shareholders approved stock option plans for key employees. The 1988 and 1992 plans, under which options can no longer be granted, each provided for the granting of up to 2,000,000 shares of Class A Common Stock. The 1998 plan currently provides for the granting of up to 4,500,000 shares of Class A Common Stock. In addition, in 1997 the Board of Directors granted one option outside these plans for 250,000 shares of Class A Common Stock. Options are normally exercisable in five cumulative annual amounts beginning 12 months after date of grant. Option exercise prices are normally equal to and are not permitted to be less than the market value on the date of grant. The option granted by the Board in 1997 is not exercisable unless the Company's share price reaches $48 per share and is then limited to 10% of the total number of shares multiplied by the number of full years of employment elapsed since the grant date. During 2000, the Board of Directors approved an amendment to increase the period after retirement to exercise options from 5 years to 10 years. This amendment, however, does not change the original termination date of each option. Unexercised options generally terminate twenty years after date of grant for all plans.

For the purpose of applying FAS No. 123, "Accounting for Stock-Based Compensation", the fair value of each option granted is estimated on the grant date using the Black-Scholes Single Option model. No adjustments were made for certain factors which are generally recognized to reduce the value of option contracts. These factors include limited transferability, a 20% per year vesting schedule, a share price threshold with vesting based on years of employment and the risk of forfeiture of the non-vested portion if employment is terminated. The cash dividend yield assumed was 1.0% for the 2001 calculation. No dividend was assumed for 2000 and 1999. The expected volatility was 27.6% in 2001, 26.8% in 2000, 25.5% in 1999. The expected life of the options varies based on employee group and ranges from 12 to 20 years. The risk-free interest rate ranges from 5.7% to 5.9% in 2001, 5.3% to 5.7% in 2000, 6.6% to 6.9% in 1999. The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for the stock option plans. Accordingly, no compensation cost has been recognized in 2001, 2000, or 1999. Had compensation cost and fair value been determined pursuant to FAS No. 123, net income would decrease from $32,202,000 to $30,075,000 in 2001, $38,085,000 to $34,147,000 in 2000, and $30,222,000 to $28,567,000 in 1999. Earnings per share would decrease from $1.04 to $0.97 in 2001, $1.24 to $1.11 in 2000, $1.00 to $0.94 in 1999. Diluted earnings per share would decrease from $1.03 to $0.96 in 2001, $1.24 to $1.11 in 2000, $0.99 to $0.94 in 1999. The weighted average fair value of options granted during 2001, 2000, and 1999, for the purposes of FAS 123, is $11.41, $7.35 and $10.98 per share, respectively.

Activity with respect to these plans is as follows:

(in thousands)	**2001**	2000	1999
Shares under option at January 1	**4,234,750**	3,927,650	3,550,750
Options granted	**433,500**	348,300	411,750
Options cancelled	**60,325**	41,200	26,300
Options exercised	**311,230**	—	8,550
Shares under option at December 31	**4,296,695**	4,234,750	3,927,650
Options exercisable at December 31	**2,959,305**	2,896,200	2,518,950
Shares available for options	**293,175**	168,150	476,750

The weighted average exercise price is as follows:

	2001	2000	1999
Shares under option at January 1	**$17.98**	$18.65	$19.00
Options granted	**20.45**	10.56	15.69
Options cancelled	**16.06**	18.70	19.76
Options exercised	**15.77**	—	19.26
Shares under option at December 31	**18.42**	17.98	18.65
Options exercisable at December 31	**18.31**	18.18	17.97

The following is a summary of the status of options outstanding at December 31, 2001:

	Outstanding Options			Exercisable Options	
Exercise Price Range	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$10.56	331,945	18.88	$10.56	77,905	$10.56
15.00-15.50	575,000	7.38	15.39	575,000	15.39
15.69-16.25	528,350	16.00	15.85	320,000	15.96
16.75	430,000	8.33	16.75	430,000	16.75
17.63-18.75	240,900	11.75	18.65	240,900	18.65
19.38	382,250	16.84	19.38	250,050	19.38
19.75	392,150	15.29	19.75	331,850	19.75
20.45	433,000	19.85	20.45	500	20.45
22.25	733,100	13.89	22.25	733,100	22.25
25.56	250,000	15.85	25.56	—	—

The Company's voluntary deferred compensation plans provide that a portion of certain employees' salaries are deferred in exchange for amounts payable upon their retirement, disability or death. The deferred compensation liability is included in the caption "Other noncurrent liabilities" and was $29,003,000 and $26,580,000 at December 31, 2001 and 2000, respectively. During a period selected by the participants in accordance with the provisions of each plan, voluntary withdrawals are also permitted under some circumstances. The Company is the beneficiary of life insurance policies on the lives of certain plan participants. The Company's expense for all plans, net of the increase in cash surrender value, was $3,058,000 in 2001, $1,780,000 in 2000, and $2,037,000 in 1999. The increase in cash value, net of premiums, was $1,434,000 in 2001, $728,000 in 2000, and $1,110,000 in 1999.

The Company maintains a voluntary savings plan covering substantially all employees in the United States. The Plan, known as "Prosperity Plus," is a 401(k) plan under the U.S. Internal Revenue Code. Employees may contribute from 1% to 15% of their regular wages which under Section 401(k) are tax deferred. The Company matches between 50% and 100% of each dollar contributed by employees up to 10% of their wages in the form of Class A Common Stock which is contributed to an Employee Stock Ownership Plan. The investment of employee contributions to the plan is self directed. The cost of the plan amounted to $4,086,000 in 2001, $4,150,000 in 2000, and $3,774,000 in 1999.

The Company's profit-sharing plan covers substantially all employees in the United States. After the close of each year, the Board of Directors determines the amount of the profit sharing contribution and whether the contribution will be made in cash or in shares of the Company's Class A Common Stock. Contributions are only made to current active participants in Prosperity Plus. The expense recorded for this plan was $1,448,000 in 2001, $974,000 in 2000, and $581,000 in 1999.

16. ACQUISITIONS AND RESTRUCTURING

2000 Acquisitions

In September, the Company acquired all the shares of Portsam AB, a Swedish company that provides services for high performance doors. The purchase price was approximately $1.1 million.

1999 Acquisitions

In April, the Company purchased all of the shares of Jansen Tortechnik, a manufacturer of high quality sectional overhead doors located in Surwold, Germany for approximately $7,700,000.

In August, the Company completed the purchase of all of the outstanding capital stock of the paper machine clothing business of the Geschmay group for approximately $250,000,000. Geschmay's principal operations are located in Europe and the United States. The fair market value of assets and liabilities was determined by valuations and appraisals. The excess purchase price over fair value is amortized on a straight-line basis over 20 years (see Note 4).

Restructuring

In 2001, the Company recorded a charge for restructuring of operations of $21,892,000 that included $13,714,000 for termination benefits, $4,106,000 for plant rationalization costs, $6,465,000 for losses on disposal of assets, and a reversal of accruals from previous restructuring programs of $2,393,000. There are approximately 600 employee terminations related to this restructuring.

In 1999, the Company recorded a charge for restructuring of operations of $16,872,000 that included $12,956,000 for termination benefits, $1,540,000 for plant rationalization costs and $2,376,000 for losses on disposal of fixed assets. Approximately 500 employees were terminated as part of this restructuring.

The components of restructuring related accruals, consist of:

(in thousands)	**2001**	2000
Termination costs	**$17,532**	$11,248
Plant rationalization costs	**2,327**	—
Lease Obligations	**4,658**	3,071
	$24,517	$14,319

The change in accrued restructuring costs is the net result of actual payments for restructuring costs of $5,229,000, new accruals of $17,820,000 and reversal of accruals related to previous restructuring programs of $2,393,000.

Critical Accounting Policies and Assumptions

The Company's discussion and analysis of its financial condition and results of operation are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of these financial statements requires the Company to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

The Company has interest rate swap agreements that fix the rate of interest on $200 million of the Company's debt. The Company has determined that the swaps qualify for hedge accounting in accordance with GAAP, and therefore, changes in the fair value of these swaps are recorded in shareholders' equity in the caption, "Derivative valuation adjustment". Future events, such as a change in the Company's underlying debt arrangements, could require that the Company record changes in fair value in earnings.

Albany International Corp. and its affiliate, Brandon Drying Fabrics Inc., are defendants in a number of proceedings for injuries allegedly suffered as a result of exposure to asbestos-containing products. The Company marketed asbestos-containing dryer fabrics during the period from 1967 to 1976. Such fabrics generally had a life of from three to twelve months. At February 28, 2002, there were 9,970 plaintiffs pursuing claims against Albany International Corp., Brandon Drying Fabrics, or both. This compares with 9,467 claimants as of December 31, 2001, 4,099 claimants as of December 31, 2000 and 2,429 claimants as of December 31, 1999. The Company anticipates that additional claims will be filed against it in the future but is unable to predict the timing and number of such future claims.

The Company believes that all asbestos-related claims against it are without merit. Based upon its understanding of the insurance policies available, how settlement amounts have been allocated to various policies, its recent settlement experience, the absence of any judgments against the Company, and the defenses available, the Company currently does not anticipate any material liability relating to the resolution of the above proceedings in excess of existing insurance limits. Consequently, the Company does not believe, based upon currently available information, that the ultimate resolution of these claims will have a material adverse effect on its financial position, results of operations or cash flows.

Although the Company cannot predict the number and timing of future claims, based upon the foregoing factors and the trends in claims against it to date, the Company does not anticipate that additional claims likely to be filed in the future will have a material adverse effect on its financial position, results of operations or cash flows. However, the Company is aware that litigation is inherently uncertain, especially when the outcome is dependent primarily on determinations of factual matters to be made by juries. The Company is also aware that numerous other defendants in asbestos cases, as well as others who claim to have knowledge and expertise on the subject, have found it difficult to anticipate the volume of future asbestos claims. For these reasons, there can be no assurance that the foregoing conclusions will not change.

Stockholders and other interested persons are encouraged to read the discussion of this matter set forth in the Company's periodic reports filed with the Securities and Exchange Commission on Forms 10-K and 10-Q.

Review of Operations

—2001 vs. 2000

Net sales decreased $16.2 million or 1.9% as compared with 2000. Net sales were reduced by $28.9 million from the effect of a stronger U.S. dollar as compared to 2000. Excluding currency effects, net sales increased 1.5% as compared to 2000.

In the Engineered Fabrics segment, net sales in the United States decreased 2.8% in 2001 as compared to 2000. Trade sales in Canada were flat in U.S. dollars, but increased 4.1% in local currency. European sales decreased 2.2% in U.S. dollars, but increased 2.9% in local currencies. In the Albany Door Systems segment, 2001 sales were down 1.4% when measured in U.S. dollars, but were up 4.4% excluding currency effects. In the Applied Technologies segment, net sales were down 12.7% in comparison to 2000.

Gross profit was 40.6% of net sales in 2001 as compared to 39.5% in 2000. Excluding the effects of currency fluctuation and costs in both years related to the relocation of assets, gross profit was 40.8% in 2001 and 40.7% in 2000.

In 2001, the Company recorded a $21.9 million charge for restructuring of operations related to a $25 million cost reduction initiative that was announced in July 2001. The charge included $13.7 million for termination benefits, $4.1 million for plant rationalization costs, $6.5 million for losses on disposal of assets, and a reversal of accruals from previous restructuring initiatives of $2.4 million. Cost of goods sold includes costs of $1.6 million in 2001 and $9.7 million in 2000 for the relocation of equipment.

Selling, general, technical and research expenses decreased 0.1% in 2001 as compared to 2000. Excluding the effect of the stronger U.S. dollar, these costs increased 2.7%, principally due to lower currency remeasurement gains on receivables and a one-time insurance benefit received in 2000.

Operating income before restructuring rose 2.3% in comparison to 2000. In the Engineered Fabrics segment, operating income before restructuring was 22.5% of net sales in 2001, compared to 21.3% in 2000. The higher percentage in 2001 is primarily due to higher asset relocation costs in 2000. In the Albany Door Systems segment, operating income as a percentage of net sales was 9.3% in 2001 in comparison to 7.9% in 2000. The increase is primarily attributable to operating efficiency improvements. In the Applied Technologies segment, operating income was lower as the global economic slowdown negatively impacted results.

Other (income)/expense, net was $2.8 million of expense in 2001 compared to $0.8 million of income in 2000. Currency transactions generated income of $1.9 million in 2001 and $4.0 million in 2000. Income or losses from currency transactions generally result from economic hedges which can have either a positive or negative effect on other (income)/expense, net in any particular period. The specific hedges in place are changed from time to time depending on market conditions and cash flow forecasts of various non-U.S. operations and are intended to partially offset the effects of translation on operating income (see Notes 6 and 9 of Notes to Consolidated Financial Statements). During 2001, the Company entered into a program to sell a portion of its North American trade accounts receivable (see Notes 1, 6 and 9 of Notes to Consolidated Financial Statements). Other (income)/expense includes costs of $1.8 million associated with this program. Also included in other (income)/expense for 2001 is a gain of $1.3 million related to the sale of buildings.

Interest expense decreased $12.3 million as compared with 2000. This decrease was due to lower average debt and interest rates during 2001, as compared to 2000. During 2001, the Company repaid $198.2 million of debt. This repayment of debt included the utilization of $40.9 million of proceeds from the sale of accounts receivable.

The tax rate for 2001 was 37%, compared to 40% in 2000. The lower tax rate resulted from improvements in the tax efficiency of the Company's global operations.

The Company recorded a charge in 2001 of $1.1 million for the cumulative effect of a change in accounting principle, net of tax. The charge relates to the adoption of Financial Accounting Standard (FAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Company has a lease for manufacturing facilities in Italy that must be accounted for as an adjustment to income in accordance with this Standard.

Diluted net income per share was $1.03 in 2001 compared to $1.24 in 2000. Excluding the cumulative effect of the change in accounting principle, restructuring charges, and asset relocation costs in both years, diluted earnings per share were $1.54 in 2001 compared to $1.43 per share in 2000.

—2000 vs. 1999

Net sales increased $74.6 million or 9.6% as compared with 1999. Net sales were reduced by $32.4 million from the effect of a stronger U.S. dollar as compared to 1999. Acquisitions completed in 1999 added $87.4 million to net sales. Excluding these two factors, net sales increased 2.5% as compared to 1999.

In the Engineered Fabrics segment, net sales in the United States increased 9.2% in 2000 as compared to 1999. Excluding the 1999 acquisitions, net sales in the United States decreased 0.7% over the same period. Trade sales in Canada increased 8.0% while European sales increased 17.7% in 2000 as compared to 1999. Excluding the effect of the stronger U.S. dollar and acquisitions net sales in Europe increased 2.0%. In the Albany Door Systems segment, net sales in 2000 were 0.7% lower than 1999. In the Applied Technologies segment, net sales were 2.1% higher in comparison to 1999.

Gross profit was 39.5% of net sales in 2000 as compared to 41.0% in 1999. Excluding the effect of 1999 acquisitions and currency fluctuation, gross profit in 2000 was 41.2%.

In 1999, the Company recorded a charge for restructuring of operations of $16.9 million. The charge included $13.0 million for termination benefits, $1.5 million for plant rationalization costs and $2.4 million for losses on disposal of fixed assets. In connection with the integration of Geschmay into Albany International, 2000 cost of goods sold includes a charge of $9.7 million for the relocation of equipment.

Selling, general, technical and research expenses, excluding acquisitions, decreased 6.1% in 2000 as compared to 1999. Excluding the additional effect of the stronger U.S. dollar, these costs decreased 2.6%.

Operating income before restructuring rose 10.5% in comparison to 1999 due mainly to the effect of 1999 acquisitions. In the Engineered Fabrics segment, operating income before restructuring was 21.3% of net sales in 2000, compared to 21.9% in 2000. The decrease in percentage is primarily due to asset relocation costs in 2000. In the Albany Door Systems segment, operating income as a percentage of net sales was 7.9% in 2000 in comparison to 6.2% in 1999. The increase is primarily attributable to operating efficiency improvements. In the Applied Technologies segment, operating income was lower primarily due to asset relocation charges in 2000.

Other (income)/expense, net includes the net effect of currency transactions and interest rate protection agreements. Other income was slightly higher in 2000 compared to 1999.

Interest expense increased $16.4 million as compared with 1999. This increase was due to higher average debt and interest rates resulting from the August 1999 credit agreement.

The tax rate for 2000 was 40%, compared to 43% in 1999. The lower tax rate resulted from determining, during 2000, the amount of nondeductible expenses likely to arise from the Geschmay acquisition.

Diluted net income per share was $1.24 in 2000 compared to $0.99 in 1999. Excluding equipment relocation charges from 2000 results, and excluding restructuring charges from 1999 results, diluted earnings per share were $1.43 in 2000 compared to $1.31 per share in 1999. Approximately $0.07 of this improvement was due to a reduction in the tax rate. During the fourth quarter of 2000, the Company intentionally slowed down production in order to reduce inventory levels. The slowdown resulted in a reduction in earnings per share of approximately $0.09.

International Activities

The Company conducts more than half of its business in countries outside of the United States. As a result, the Company experiences transaction and translation gains and losses because of currency fluctuations. The Company periodically enters into foreign currency contracts to hedge this exposure (see Notes 6, 9 and 14 of Notes to Consolidated Financial Statements). The Company believes that the risks associated with its operations and locations outside the United States are not other than those normally associated with operations in such locations.

Operating margins related to the Company's geographic regions in 2001 as compared to 2000 increased in Canada and decreased in the United States and Europe. Total operating income, excluding the 2001 restructuring charges and currency fluctuation, increased 7.3% as compared to 2000. Operating income, before the restructuring charges, as a percent of net sales for the United States was 13.8% in 2001, 14.1% in 2000, and 16.9% in 1999; for Canada was 23.3% in 2001, 21.8% in 2000, and 17.6% in 1999; for Europe was 8.3% in 2001, 8.8% in 2000, and 7.1% in 1999; and combined for the rest of the countries where the Company has operations, the percentages were 17.6% in 2001, 10.7% in 2000, and 8.8% in 1999.

Liquidity and Capital Resources

At December 31, 2001 the Company's order backlog was $594.9 million, a decrease of approximately 1.5% from the prior year-end.

Accounts receivable decreased $93.7 million from December 31, 2000. Included in the decrease is the sale of a portion of the Company's North American trade accounts receivable. In exchange for the accounts receivable sold, the Company received cash of $40.9 million and a note for $21.1 million. The note is subject to monthly fluctuation based on the amount of receivables sold and bears interest at variables rates. As of December 31, 2001, the interest rate was 2.87%. The effect of the stronger U.S. dollar reduced accounts receivable by $10.2. Excluding currency effects and the sale of accounts receivable, the combination of accounts and note receivable decreased $21.5 million from December 31, 2000.

Inventories decreased $42.8 million from December 31, 2000. Excluding the effect of currency fluctuation, inventories decreased $36.3 million. The decrease in inventories was due to a global initiative to reduce inventories at all operations.

Cash flow provided by operating activities was $214.3 million in 2001 compared with

$130.6 million in 2000 and $98.1 million in 1999. Adjusted free cash flow per share, defined as cash flow provided by operating activities, minus capital expenditures, cash dividends and increases in cash from accounts receivable sold has grown from $2.08 in 1999, to $3.06 in 2000, to $4.75 in 2001. The strong cash flow in 2001 enabled the Company to reduce debt by $198.2 million during the year. The Company also reduced its leverage ratio to below 2.0. Reductions in the leverage ratio during 2001 had the effect of both reducing restrictions under the loan agreement and reducing the interest rate on a portion of the Company's debt.

Capital expenditures were $25.8 million in 2001, $36.9 million in 2000, and $35.0 million in 1999. Capital expenditures in 2002 are expected to be about $35 million. The Company will continue to finance these expenditures with cash from operations and existing credit facilities.

In August 1999, the Company entered into a $750 million credit agreement with its banks. This facility included a $250 million term loan that was fully prepaid during 2001. The remaining $500 million is a revolving loan with the banks' commitment to lend terminating in 2004. This agreement includes commitment fees and variable interest rates based on various loan pricing methods. The interest rate margin is determined by the Company's leverage ratio. The credit agreement contains various covenants that include limits on the disposition of assets, cash dividends, and the Company's ability to purchase its Common Stock. Additionally, the credit agreement specifies minimum interest coverage of 3.0, a maximum leverage ratio of 3.0 and a limitation on guarantees to non-U.S. subsidiaries. Borrowings are collateralized by a pledge of shares of, and intercompany loans to, certain subsidiaries of the Company.

A cash dividend of $.05 per share was declared in November 2001 for payment in January 2002.

As of December 31, 2001, the Company has the following cash flow obligations:

Payments Due by Period
In USD (Millions)

	Total	Less Than One Year	One to Three Years	Three to Five Years	After Five Years
Total debt	$281.8	$33.6	$233.3	$ 2.4	$12.5
Operating leases	65.4	18.8	24.9	14.7	7.0
	$347.2	$52.4	$258.2	$17.1	$19.5

As described in Note 6 of Notes to Consolidated Financial Statements, the banks' commitment to lend under the Company's primary debt agreement terminates in 2004. Under this debt agreement, the Company could have borrowed an additional $210 million at December 31, 2001. The Company's ability to borrow additional amounts under the credit agreement is conditional upon the absence of any material adverse change.

The Company has issued a letter of credit to a bank that loaned money to a joint venture partner. The bank can draw upon the letter of credit if the joint venture partner defaults on the loan. The letter of credit is denominated in South African Rand and is approximately $2.8 million.

Recent Accounting Pronouncements

In June 2001, FAS No. 142 "Goodwill and Other Intangible Assets" was issued. FAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, will cease January 1, 2002, when the Company adopts this Standard. Goodwill amortization was approximately $6.8 million in 2001. The Company is currently assessing, but has not yet determined, the outcome of the impairment test required by FAS No. 142.

In August 2001, FAS No. 143, "Accounting for Asset Retirement Obligations" was issued. FAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred beginning for fiscal years commencing after June 15, 2002. The Company does not expect the adoption of FAS No. 143 to have a material effect on its financial statements.

In October 2001, FAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", was issued. FAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell. The Company is required to adopt this Standard on January 1, 2002. The Company does not expect the adoption of FAS No. 144 to have a material effect on its financial statements.

Market Risk Sensitivity

The Company has market risk with respect to foreign currency exchange rates and interest rates. The market risk is the potential loss arising from adverse changes in these rates as discussed below.

The Company has manufacturing plants in 15 countries and sales worldwide and therefore is subject to foreign currency risk. This risk is composed of both potential losses from the translation of foreign currency financial statements and the remeasurement of foreign currency transactions. To manage this risk, the Company periodically enters into forward exchange contracts to either hedge the net assets of a foreign investment or to provide an economic hedge against future cash flows. The total net assets of foreign operations and foreign currency, long-term intercompany loans subject to potential loss amount to approximately $694 million. The potential loss in fair value resulting from a hypothetical 10% adverse change in quoted foreign currency exchange rates amounts to $69.4 million. Furthermore, related to foreign currency transactions, the same 10% change would cause an additional loss of $5.9 million. Actual results may differ.

Including the effect of the interest rate swap agreements, the Company has fixed the interest rate on approximately 77% of its total debt. Except for the portion of debt that is either fixed rate or hedged, the fair value of the Company's long-term debt at December 31, 2001 is estimated to be the carrying value as the significant components are variable rate debt.

Outlook

Global economic conditions and the strong dollar will continue to affect the Company's primary markets during the first half of the year. Without evidence of improvement, the Company will assume continued economic weakness and run its business accordingly.

With uncertainty for the industries served continuing into 2002, the Company will focus on areas within its direct control. The primary focus in 2002 will continue to be debt reduction, cost control, and the introduction of new products and process improvements for customers. In all of these activities, the Company's highest priority remains improving returns to shareholders. The Company believes it has sufficient capacity to take advantage of any economic upturn as it occurs.

During 2002, the Company anticipates expenses of approximately $6 million related to relocating equipment in connection with the 2001 restructuring. The Company estimates that the restructuring will generate savings of approximately $13 million for 2002, in comparison to 2001. The Company anticipates that, based on currently projected income by region, the Company will benefit from further improvements in the tax rate, which is expected to decline to 35% in 2002.

Forward-Looking Statements

This annual report contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements include statements about such matters as future earnings, pricing, markets, cost reductions, debt reductions, exchange rates, new products, paper industry consolidation and outlook, tax rate, capital expenditures, depreciation and amortization, equipment relocation expenses, contingencies, adoption of new accounting standards and operating efficiency. Actual future events and circumstances (including future performance, results and trends) could differ materially from those set forth in such statements due to various factors. These factors include even more competitive marketing conditions resulting from customer consolidations, possible softening of customer demand, unanticipated events or circumstances related to recently acquired businesses, the occurrence of unanticipated events or difficulties relating to divestiture, joint venture, operating, capital, global integration and other projects, changes in currency exchange rates, changes in general economic and competitive conditions, technological developments, and other risks and uncertainties, including those detailed in the Company's filings with the Securities and Exchange Commission.

	2001	2000	1999	1998
(in thousands, except per share amounts)				
Summary of Operations				
Net sales	**$836,696**	$ 852,934	$ 778,366	$722,653
Cost of goods sold	**497,301**	515,649	458,930	417,375
Operating income (3),(5)	**84,112**	103,634	76,987	70,608
Interest expense, net	**28,916**	41,822	25,552	19,310
Income before income taxes	**52,363**	62,567	51,916	51,704
Income taxes	**19,374**	25,027	22,325	20,163
Income before associated companies	**32,989**	37,540	29,591	31,541
Income/(loss) before cumulative effect of a change in accounting principle	**33,331**	38,085	30,222	31,772
Cumulative Effect of Accounting Change, net of tax	**(1,129)**	—	—	—
Net income/(loss) (2),(4)	**32,202**	38,085	30,222	31,772
Net income/(loss) per share	**$ 1.04**	1.24	1.00	1.02
Diluted net income/(loss) per share	**$ 1.03**	1.24	0.99	1.01
Average number of shares outstanding	**31,089**	30,632	30,340	31,073
Capital expenditures	**25,831**	36,866	34,953	38,825
Cash dividends declared	**1,568**	—	—	3,140
Per Class A common share	**0.05**	—	—	0.105
Per Class B common share	**0.05**	—	—	0.105
Financial position				
Current assets	**$365,946**	$ 494,287	$ 508,073	$409,713
Current liabilities	**186,072**	222,034	176,964	220,038
Current ratio	**2.0**	2.2	2.9	1.9
Property, plant and equipment, net	**339,102**	387,658	435,172	325,109
Total assets	**931,929**	1,112,252	1,206,842	866,366
Long-term debt	**248,146**	398,087	521,257	181,137
Shareholders' equity	**316,644**	324,917	325,407	314,850
Per share	**10.09**	10.55	10.68	10.42
Total capital (1)	**598,413**	804,856	889,677	613,993
Total debt to total capital	**47.1%**	59.6%	63.4%	48.7%
Return on shareholders' equity	**10.2%**	11.7%	9.3%	10.1%
Number of Employees	**6,769**	6,929	7,164	6,011

(1) 1991 and prior includes all debt, deferred taxes and other credits and shareholders' equity. Following the adoption of FAS No. 109 "Accounting for Income Taxes" in 1992, total capital includes all debt and shareholders' equity.

(2) In 1992, the Company elected to adopt FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", effective January 1, 1992, and recognize the accumulated liability. This adoption resulted in a charge of $27,431,000, net of tax of $16,813,000, and a reduction of 1992 operating income of $2,798,000. The Company's election to adopt FAS No. 109, as of January 1, 1992, resulted in an increase to 1992 income of $20,142,000. During the fourth quarter of 1992, the Company elected an early payment of a $3,000,000 tax exempt financing for $1,357,000 which resulted in an extraordinary gain of $1,019,000, net of tax.

1997	1996	1995	1994	1993	1992	1991
$710,079	$692,760	$652,645	$567,583	$546,120	$561,084	$557,218
404,982	399,311	379,696	338,991	345,468	366,756	359,184
99,619	96,785	88,827	62,821	40,051	18,893	44,488
15,467	15,833	20,009	16,820	16,115	18,829	20,090
79,631	80,940	69,842	41,677	24,566	3,282	19,752
31,055	31,570	27,208	17,921	9,679	1,247	10,803
48,576	49,370	42,634	23,756	14,887	2,035	8,949
49,059	48,306	43,011	23,882	15,003	(3,114)	10,794
—	—	—	—	—	—	—
49,059	48,306	43,011	23,882	15,003	(3,114)	10,794
1.52	1.51	1.36	0.76	0.54	(0.12)	0.40
1.50	1.50	1.29	0.76	0.53	(0.12)	0.40
32,312	31,907	31,737	31,476	28,035	26,858	26,707
50,804	53,473	41,921	36,322	30,940	20,219	40,067
12,921	12,159	11,708	10,488	9,361	8,950	8,903
0.42	0.40	0.3875	0.35	0.35	0.35	0.35
0.42	0.40	0.3875	0.35	0.35	0.35	0.35
$373,323	$384,627	$364,207	$319,947	$270,034	$256,422	$259,917
170,440	176,746	126,945	115,863	101,069	112,955	106,220
2.2	2.2	2.9	2.8	2.7	2.3	2.4
321,611	339,461	342,150	320,719	302,829	308,618	362,456
796,897	831,917	802,232	727,157	661,314	652,745	680,706
173,654	187,100	245,265	232,767	208,620	239,732	250,423
343,108	332,330	304,942	274,632	247,223	193,975	247,231
10.63	10.38	9.57	8.70	7.87	7.20	9.23
594,560	586,890	567,460	525,119	467,320	456,773	551,240
42.3%	43.4%	46.3%	47.7%	47.1%	57.5%	48.2%
14.3%	14.5%	14.1%	8.7%	6.1%	-1.6%	4.4%
5,881	5,854	5,658	5,404	5,286	5,678	5,726

(3) In 1992, the Company reported a charge of $12,045,000 for restructuring of certain operations, including plant closings in Norway and Germany and other workforce reductions.

(4) In 1996, the Company recorded a one-time, extraordinary, non-cash charge to income of $1,296,000, net of tax of $828,000, related to the redemption of 5.25% convertible subordinated debentures.

(5) In 1998, the Company reported a charge of $20,191,000 for restructuring of certain operations in the United States and Europe.

QUARTERLY FINANCIAL DATA
(unaudited)

(in millions except per share amounts)	1st	2nd	3rd	4th
2001				
Net sales	$ 208.5	$ 207.1	$ 202.7	$ 218.4
Gross profit	87.1	85.9	76.9	89.5
Net income before cumulative effect of a change in accounting principle	12.3	10.9	9.4	0.7
Net income	11.2	10.9	9.4	0.7
Net income per share before cumulative effect of a change in accounting principle	.40	.35	.30	.02
Net income per share	.37	.35	.30	.02
Diluted income per share before cumulative effect of a change in accounting principle	.39	.35	.30	.02
Diluted income per share	.36	.35	.30	.02
Cash dividends per share	—	—	—	.05
Class A Common Stock prices:				
High	19.44	22.88	21.10	21.85
Low	12.94	17.58	14.55	14.79
2000				
Net sales	$ 215.7	$ 213.0	$ 201.1	$ 223.1
Gross profit	87.3	85.3	79.4	85.3
Net income per share	10.0	9.4	9.4	9.3
Net income per share	.33	.31	.30	.30
Diluted net income per share	.33	.31	.30	.30
Cash dividends per share	—	—	—	—
Class A Common Stock prices:				
High	15.50	15.375	15.125	14.3125
Low	12.75	12.9375	11.9375	9.625
1999				
Net sales	$ 181.6	$ 175.8	$ 196.6	$ 224.4
Gross profit	75.0	73.7	78.4	92.3
Net income/(loss)	11.2	9.3	10.7	(1.0)
Net income /(loss) per share	.37	.31	.35	(.03)
Diluted net income/(loss) per share	.37	.30	.35	(.03)
Cash dividends per share	—	—	—	—
Class A Common Stock prices:				
High	22.25	25.00	23.063	17.313
Low	17.625	18.688	14.813	13.813

Stock and Shareholders

The Company's Class A Common Stock is traded principally on the New York Stock Exchange. At December 31, 2001 there were approximately 4,600 shareholders.

Transfer Agent, Dividend Distribution Agent and Registrar

For assistance with shareholder account questions such as change of address, lost certificates, change of ownership, dividend reinvestment plan, and other similar matters, contact:

For Mail:

Shareholder Communications Team
Computershare Investor Services LLC
Post Office Box A-3504
Chicago, Illinois 60690-3504

Telephone: (312) 360-5395
Fax: (312) 601-4332
Email: webqueries@computershare.com

For Other Deliveries:

Shareholder Communications Team
Computershare Investor Services LLC
Two North LaSalle St., 2nd Floor
Chicago, Illinois 60602

Notice of Annual Meeting

The Annual Meeting of the Company's shareholders will be held on Thursday, May 9, 2002, at 10:00 a.m. at Albany International U.S. Press Fabrics, Route 4, East Greenbush, New York.

Stock Listing

Albany International is listed on the New York Stock Exchange and the Pacific Stock Exchange (Symbol AIN). Stock tables in newspapers and financial publications list Albany International as "AlbanyInt."

Form 10-K and Other Information

The Company's Annual Report to the Securities and Exchange Commission on Form 10-K will be available in April. To obtain a copy of the 10-K and other financial information, including Form 10-Q (issued in May, August, and November), without charge, contact our Investor Relations Department at:

Investor Relations Department
Albany International Corp.
Post Office Box 1907
Albany, New York 12201-1907
Telephone: (518) 445-2284
Fax: (518) 447-6343
E-mail: investor_relations@albint.com

Financial Information Online

You can access our financial information, including the annual report, Form 10-K, Form 10-Q, and press releases, via the Internet by visiting our Website at http://www.albint.com.

Equal Employment Opportunity

Albany International, as a matter of policy, does not discriminate against any employee or applicant for employment because of race, color, religion, sex, national origin, age, physical or mental disability, or status as a disabled or Vietnam-Era veteran. This policy of nondiscrimination shall be applicable to matters of hiring, upgrading, promotions, transfers, layoffs, terminations, rates of pay, selection for training, recruitment, and recruitment advertising. The company maintains affirmative action programs to implement its EEO policy.

Directors

Thomas R. Beecher, Jr.[2,3]
President, Ballynoe Inc.

Charles B. Buchanan[3]
Retired Vice President and Secretary-Albany International Corp.

Erland E. Kailbourne[1,2]
Retired Chairman and Chief Executive Officer, Fleet National Bank (New York Region)

Francis L. McKone[2,3]

Dr. Joseph G. Morone[1]
President, Bentley College

Frank R. Schmeler[3]
Chairman of the Board and Chief Executive Officer

Christine L. Standish[2]

Allan Stenshamn[1,2]
Partner, Landahl Advokatbyrå

Barbara P. Wright [1,2]
Partner, Finch, Montgomery, Wright & Emmer

John C. Standish[3]

James L. Ferris, Ph.D.[1]
President, and Chief Executive Officer
The Institute of Paper Science and Technology

[1]Member, Audit Committee
[2]Member, Compensation and Stock Option Committee
[3]Member, Employee Benefits Committee

Officers

Frank R. Schmeler
Chairman of the Board and Chief Executive Officer

Edward Walther
Group Vice President–United States

Michel J. Bacon
Group Vice President–Europe

William M. McCarthy
Group Vice President–Canada, Pacific and Latin America

Michael C. Nahl
Senior Vice President and Chief Financial Officer

Edward R. Hahn
Senior Vice President–Chief Technical Officer

Frank Kolf
Senior Vice President–Administration and Development

Dieter Polt
Senior Vice President–Industrial Products

Thomas H. Hagoort
General Counsel and Secretary

Richard A. Carlstrom
Vice President–Controller

Thomas H. Curry
Vice President–Sales and Marketing United States

David C. Michaels
Vice President–Treasury and Tax

Kenneth C. Pulver
Vice President–Corporate Communications

John C. Treanor
Treasurer

Charles J. Silva, Jr.
Assistant General Counsel and Assistant Secretary

Locations

Corporate Office
Albany, New York

Research Co.
Mansfield, Massachusetts

Forming Fabrics
Menasha, Wisconsin
Montgomery, Alabama
Portland, Tennessee

Press Fabrics
East Greenbush, New York
St. Stephen, South Carolina

Dryer Fabrics
Menands, New York
Greenville, South Carolina

Geschmay Corp.
Greenville, South Carolina

Process Belts
Tumwater, Washington

Engineered Products
Appleton, Wisconsin
Portland, Tennessee

Albany International Techniweave, Inc.
Rochester, New Hampshire

Monofilament Plant
Homer, New York

Albany International A.B.
Halmstad, Sweden (2)

Albany International Oy
Helsinki, Finland
Järvenpää, Finland

Albany Metco Form Oy
Espoo, Finland

Albany International Ltd.
James Kenyon
Bury, Lancashire, England

Albany International B.V.
Dieren, Netherlands (2)

Albany International S.A.S.
Riberac, France

Albany International France S.A.S.
Selestat, France

Württembergische Filztuchfabrik D. Geschmay GmbH & Co. KG
Göppingen, Germany

COFPA S.A.
St. Junien, France

Albany International Italia S.p.A.
Marghera–Venezia, Italy
Lodi, Italy

Albany International Canada, Inc.
Cowansville, Quebec (2)
Perth, Ontario

Albany International Pty. Ltd.
Gosford, N.S.W., Australia

Albany International Feltros e Telas Industriais Ltda.
Indaial, Brazil

Albany International Mexico S.A. de C.V.
Cuautitlán, Mexico

Albany International (China) Co., Ltd.
Panyu City, Guangdong, China

Albany International Korea, Inc.
Chungju, Korea

Albany Door Systems
Halmstad, Sweden
Lawrenceville, Georgia
Lippstadt, Germany
Gosford, N.S.W., Australia
Barrie, Ont., Canada
Surwold, Germany

Associated Company

Beier Albany & Company (Proprietary) Limited
Pinetown, South Africa

(2) indicates two plants at the location



ALBANY INTERNATIONAL

P.O. Box 1907
Albany, New York 12201 U.S.A.
Telephone: 518 445 2200
Fax: 518 445 2265
www.albint.com
E-Mail: investor_relations@albint.com

